Exhibit (a)(5)(B)

Endo International plc
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BREAKING: Endo has reached an agreement to acquire BioSpecifics Technologies Corp., a commercial-stage biopharmaceutical company. We are excited by the transaction, which we anticipate will close by the end of the year.

Read more about today's announcement in our press release:
https://lnkd.in/eRqg3th

endo



Blaise Coleman
President and Chief Executive Officer

"Acquiring BioSpecifics is consistent with our strategic priority to expand and enhance our portfolio through additional investment in the significant long-term growth potential of both XIAFLEX® and Qwo™—two of our most durable and differentiated products.

This will also immediately enhance Endo's adjusted EBITDA and create significant value for shareholders of both organizations."